                                                                                             North American Salt Company
Great Salt Lake Minerals
Sifto Canada Corp.
Salt Union Ltd.

Compass Minerals
9900 West 109th Street
Overland Park, Kansas 66210
www.compassminerals.com

T (913) 344-9200

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

July 25, 2008

RE:        Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the quarter ended March 31, 2008
File No. 1-31921

Dear Mr. Schwall:

This letter is in reference to your inquiry dated June 27, 2008 concerning Compass Minerals International Inc. (the “Company”).  Our responses have been numbered to match the comments in your letter.  As requested, the Company acknowledges that it will comply with comments 1-7 in future filings, subject to and as described in the Company’s narrative responses below.  We respectfully reserve the right to change the wording of the example disclosures discussed below based on future changes in facts and circumstances.

1.
We note your disclosure that twenty percent of each named executive officer’s annual incentive plan award target amount is based on personal performance, and that personal performance objectives are both quantitative and qualitative.  Please disclose the specific personal performance goals or objectives for each of the named executive officers in fiscal 2007.  See item 402(b)(2)(vii).

Similarly, please disclose the specific “performance hurdle” established by your compensation committee in connection with your long-term equity incentive awards for fiscal 2007.

To the extent you believe that disclosure of the individual performance goals with respect to your annual incentive plan award or disclosure of the “performance hurdle” in connection with your long-term equity incentive awards is not required because such disclosure would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

As noted in the Staff’s comment, personal performance objectives that comprise a portion of the Company’s Annual Incentive Compensation Plan (“AIP”) are both quantitative and qualitative.  All of the objectives are related to specific business goals to which each participant in the AIP has as accountability to the Company, the Board and ultimately the Company’s shareholders.  Each participant in the AIP, including the Named Executive Officers (“NEOs”) in the Definitive Proxy Statement, has personal performance objectives that are established before the beginning of the fiscal year and are a part of the AIP consideration.  Each NEO in the 2007 Definitive Proxy Statement has an average of ten personal performance objectives upon which they were evaluated individually by the Compensation Committee of the Board of Directors and the CEO (except that the CEO is evaluated only by the Compensation Committee).  The Company disclosed in the Definitive Proxy Statement that the NEOs’ actual achievement of personal goals ranged from 75% to 110% of the target amount.

The Company believes the compensation related to the personal performance objectives in 2007 is not material in relation to each executive’s total compensation in 2007.  Although the Company believes a disclosure that the AIP includes personal performance objectives is useful to understand the operation of the AIP, it does not believe the personal performance objectives themselves are material, individually or in the aggregate.  Only “material elements” of the Company’s compensation of its NEOs are required to be discussed in the Compensation Discussion and Analysis.  As the Staff noted in its recent guidance on the disclosure of performance target levels, “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decision.” In this case, the personal performance objectives make up only 20% of the AIP, which itself is only a portion of each NEO’s total compensation for 2007.  In 2007, the personal performance objectives resulted in less than 5% of the total compensation of each NEO.

Although the Company believes the personal performance objectives are not material, the Company will provide in future filings additional description of the goals or objectives that are included among the personal performance objectives in the AIP.  Our proposed disclosure for future Definitive Proxy Statements where personal performance objectives are still a component of the AIP is presented below.

Each NEO has multiple personal performance objectives.  These objectives include key business strategic goals as well as goals which are specific to each individual’s area of accountability.

The Company believes the “performance hurdle” established by the Compensation Committee for purposes of the Company’s long-term incentive awards is not a material element of the Company’s compensation of its NEOs.  The Compensation Committee set the performance hurdle for purposes of ensuring compliance with Internal Revenue Code Section 162(m).  The Company’s policy with respect to Section 162(m) is described in “Tax and Accounting Considerations” in the Company’s Compensation Discussion and Analysis.  As noted there, “[i]t is our intention to design our […] long-term equity incentives to be deductible under Section 162(m) for the NEOs, although individual exceptions may occur.”

2.	Please disclose how the compensation committee applied its consideration of the personal performance of each named executive officer when determining his 2007 annual incentive plan award.

The process the Compensation Committee followed in assessing the satisfaction of the personal performance goals under the AIP is described in the “Actual 2007 Annual Incentive Plan Payments” section of the Compensation Discussion and Analysis. The Compensation Committee established and reviewed the goals of the CEO and assessed performance quarterly.  Additionally, the CEO submitted to the Compensation Committee an assessment of the performance of each of the other NEOs for the fiscal year following his review of their performance against their specific personal performance objectives.  Following the end of the fiscal year, the Compensation Committee finalized its assessment of the NEOs’ performance against their specific goals (and in light of the recommendation of the CEO for all NEOs other than the CEO) and determined a payout percentage to apply to the AIP computation for payout.

As described above in response to comment number 1, the Company believes that the personal performance goals portion of the AIP is not a material element of the Company’s compensation program.  Further, the Company believes that the consideration given by the Compensation Committee to each NEO regarding the application of personal performance is adequately discussed in the Definitive Proxy Statement.

Long-Term Equity Incentives, page 21

3.
Please clarify whether your compensation committee considered factors other than the “performance hurdle” in determining the number of stock options and restricted stock units to grant to each named executive officer in fiscal 2007.  If applicable, please disclose any such other factors.

The Compensation Committee considered several factors in determining the number of stock options and restricted stock units to grant to each NEO.  However, the “performance hurdle” was not an item considered.  Please see the response to comment number 1 above, for a discussion of the performance hurdle.  As noted in the section entitled “The Role of Peer Groups and Benchmarking,” the Compensation Committee compared its three principal elements of total executive compensation with similar programs at peer companies to ensure total compensation is within a reasonably competitive range.  As also discussed in that section, the Compensation Committee considered other individual factors such as performance, responsibilities and experience and the total compensation program was intended to approximate the median of total executive compensation programs of our peer companies.

From the above peer group benchmarking and other considerations, the Compensation Committee established a targeted long-term compensation dollar amount for each executive officer.  From that target amount, the number of stock options and restricted stock units granted to each NEO was determined by awarding the fair value in approximately equal portions between the stock options and the restricted stock units, both estimated using fair value calculations in accordance with FAS 123(R).  As discussed in the “Long-Term Equity Incentives” section in the Company’s Definitive Proxy Statement, the Compensation Committee viewed an approximate equal value allocation between options and restricted stock units as a reasonable mix to incent executives to increase stockholder value while providing a strong employee-retention component.

The Company proposes the disclosure for future filings of its Definitive Proxy Statement be revised, as presented below:

The Compensation Committee considers several factors in determining the number of stock options and restricted stock units to grant to each NEO. The Compensation Committee compares its three principal elements of total executive compensation with similar programs at peer companies to ensure total compensation is within a reasonably competitive range and may adjust individual equity compensation after consideration of several other factors such as performance, responsibilities and experience.  The total compensation program is intended to approximate the median of total executive compensation programs of our peer companies.

The Compensation Committee establishes a targeted long-term compensation dollar amount for each executive officer after giving careful consideration to the factors discussed above.  From that target amount, the number of stock options and restricted stock units granted to each NEO is determined by awarding the fair value as determined in accordance with FAS 123(R) in approximately equal portions between the stock options and the restricted stock units.

Director Compensation, page 30

4.
With respect to the stock awards granted to each director for fiscal 2007, please disclose by footnote to the appropriate column in your director compensation table the grant date fair value of each such award computed in accordance with FAS 123R.  See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

The Company notes your comment regarding the stock awards column of the Director Compensation Table.  The amounts shown in this column represent the stock units discussed in the Company’s response to comment 7.  The Company will disclose in future filings the following in a footnote to the stock awards column:

These amounts were deferred under the Directors’ Deferred Compensation Plan.  These amounts represent the grant date fair value recognized in accordance with FAS 123(R) for stock units granted and represent each director’s right to receive the Company’s common stock upon their departure from the Board for any reason.  The grant date fair value recognized is equivalent to the equity portion of each director’s compensation of $50,000.  The number of stock units granted was based upon the ending market value of the Company’s common stock at each quarterly grant date.  All stock units were vested at the grant date.

5.
Please disclose by footnote to the appropriate column in your director compensation table the aggregate number of stock awards and the aggregate number of option awards, if any, outstanding at fiscal year end.  See the instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

The Company notes your comment regarding the aggregate number of awards and will add the following disclosure in future filings:

Mr. Grant holds 37,367 unexercised options to purchase the Company’s common stock as of the end of the fiscal year.  There were no other unexercised options or unvested stock awards outstanding as of the end of the fiscal year.

Because the other outstanding stock awards are fully vested at the time of grant, consistent with the Staff’s guidance in Question 127.04 of the Compliance and Disclosure Interpretations for Regulation S-K, no further discussion is required.

6.
Please disclose the assumptions made in the valuation of the shares of common stock granted to each director for fiscal 2007.  See Instruction to Item 402(k) and Instruction to Item 402(c)(2)(v) and (vi).

The Company notes the above comment and has included the appropriate information regarding the valuation in its disclosure in the Company’s response to comment number 4 above.

7.
Please disclose as narrative to your director compensation table the material terms of your directors’ deferred compensation plan.  See Item 402(k)(3) of Regulation S-K.  For example, we note the disclosure set forth in footnote 11 to your financial statements in your annual report on Form 10-K for your fiscal year ended December 31, 2007 regarding the conversion of deferred fees into units equivalent to the value of your common stock, the distribution of such units following resignation from the board, and the related entitlement to additional dividends in the form of units.

The Company notes your comment regarding disclosure of material terms of the directors’ deferred compensation plan and will add the following narrative disclosure to its future Definitive Proxy Statements:

Under the Compass Minerals International, Inc. Directors' Deferred Compensation Plan as amended, adopted effective October 1, 2004, non-employee directors may defer all or a portion of the fees payable for their service, which deferred fees are converted into units equivalent to the value of the Company's common stock.  Additionally, as dividends are declared on the Company’s common stock, these units are entitled to accrete dividends in the form of additional units based on the average of the high and low stock price on the dividend payment date.  Accumulated deferred units are distributed in the form of Company common stock following resignation from the Board.

8.
We note your disclosure regarding the conclusions of your officers regarding the effectiveness of your disclosure controls and procedures as of March 31, 2008. In future filings, please disclose, if true, that your officers concluded that your controls and procedures were effective to ensure that information required to be disclosed in the reports that you file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, rather than “as and when required.”  In addition, in future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

The Company acknowledges the comment and agrees that in future filings we will, if true, revise our disclosure in the section entitled “Evaluation of Disclosure Controls and Procedures” as presented below.

Evaluation of Disclosure Controls and Procedures – As of the end of the period covered by this report, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO. Based on that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2008 to ensure that information required to be disclosed in the reports it files and submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

For this purpose, disclosure controls and procedures include controls and procedures designed to ensure that information that is required to be disclosed under the Exchange Act is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

* * * * * * * *

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rodney L. Underdown
Vice President and Chief Financial Officer